Exhibit 99.1

GOLAR IGLOO ACQUISITION

Golar LNG Partners LP (NASDAQ: GMLP) (the “Partnership”) announced today that it has entered into an agreement to acquire the ownership interests in the company that will own and operate the Golar Igloo, a floating storage and regasification unit (“FSRU”), from Golar LNG Limited (“Golar”) for an aggregate purchase price of $310.0 million.  The Partnership will finance the purchase price in part by the assumption of outstanding bank debt in respect of the Golar Igloo on the closing date of the acquisition (which the Partnership estimates will be approximately $161.6 million).  The Partnership expects to fund the remainder of the purchase price by issuing equity.

The Golar Igloo is being built by Korean shipyard Samsung Heavy Industries Co. Ltd. and is scheduled to be delivered in December 2013.  The Partnership expects the Golar Igloo acquisition to close in March 2014, when the Golar Igloo will commence service under a five-year time charter (the “Golar Igloo Charter”) with Kuwait National Petroleum Company (“KNPC”), supporting KNPC’s LNG import operations at Mina Al Ahmadi in Kuwait.  The Golar Igloo acquisition may close earlier than March 2014 in the event that Golar secures a short-term LNG carrier contract for the Golar Igloo for the period prior to the commencement of the Golar Igloo Charter.  The Golar Igloo acquisition is subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of customary closing conditions.

Under the Golar Igloo Charter, the Partnership will provide portside FSRU services to KNPC for nine months of each year.  During the term of the Golar Igloo Charter, there will be a three month window each year, from December until March, during which the Golar Igloo will not provide FSRU services to KNPC, permitting the Partnership to pursue spot carrier and other short-term business opportunities.

The Partnership estimates that the Golar Igloo acquisition will generate annual contracted revenues, after deducting voyage, commission and operating expenses relating to the Golar Igloo, of $32.0 million to $34.0 million. The Partnership’s estimate of annual contracted revenues, after deducting voyage, commission and operating expenses, from the Golar Igloo does not include any revenues that the Golar Igloo may earn under short-term charters for the three-month period each year during which the Golar Igloo is not providing FSRU services to KNPC under the Golar Igloo Charter.

The Partnership’s board of directors (the “Board”) is pleased that the Partnership has entered into this purchase agreement in connection with its fifth acquisition since the Partnership’s initial public offering in April 2011 (the “IPO”).  The Board and the conflicts committee of the Board (the “Conflicts Committee”) have approved the purchase price for the Golar Igloo. The Conflicts Committee retained a financial advisor, Global Hunter Securities, LLC, to assist with its evaluation of the acquisition.

The Golar Igloo acquisition is expected to be an accretive transaction and is consistent with the Partnership’s growth strategy.  As a result of the Golar Igloo acquisition, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution of between $0.0225 and $0.0275 (or an annualized increase of between $0.09 and $0.11), which would become fully effective for the quarter ending June 30, 2014.  Assuming the distribution increase is recommended and approved, it would increase the Partnership’s total annualized distributions to between $2.18 and $2.20 per common unit, which would represent an increase of approximately 42% since the IPO. Any such increase would be conditioned upon, among other things, the closing of the Golar Igloo acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•                  the Partnership’s ability to consummate the Golar Igloo acquisition on a timely basis or at all, and to integrate and realize the expected benefits from the Golar Igloo acquisition;

•                  the annual contracted revenues and operating expenses relating to the Golar Igloo;

•                  the Partnership’s ability to increase distributions to unitholders and the amount of any such increase;

•                  the Partnership’s ability to implement its growth strategies and other plans and objectives for future operations;

•                  the Partnership’s future revenues, expenses, financial condition and results of operations;

•                  the repayment or refinancing of debt;

•                  the Partnership’s ability to make additional borrowings and to access debt and equity markets;

•                  charter commencement and termination dates and extensions of charters; and

•                  other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

December 5, 2013

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Brian Tienzo

Stuart Buchanan